Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

December 22, 2015

Press Release

For Immediate Release	Press Contacts:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays issues further investor guidance on GAZ ETNs

Notice regarding the daily redemption value of the iPath® Bloomberg Natural Gas Subindex Total ReturnSM Exchange Traded Notes

New York, December 22, 2015 — Barclays Bank PLC (“Barclays”) announced an investor guidance notification today regarding the iPath® Bloomberg Natural Gas Subindex Total ReturnSM Exchange Traded Notes (the “ETNs”). The ETNs currently trade on the NYSE Arca stock exchange (the “Exchange”) under the ticker symbol “GAZ”. The Index underlying the ETNs is the Bloomberg Natural Gas Subindex Total ReturnSM (the “Index”), with Bloomberg ticker BCOMNGTR. This investor guidance notification follows one announced by Barclays on November 9, 2015 regarding the decline in the daily redemption value of the ETNs.

The daily redemption value of the ETNs on December 16, 2015 hit an all-time low of $0.30 per ETN. At the current time, the daily redemption value of the ETNs would drop to $0 if the Index decreases by another 26% from the Index closing level on December 16, 2015. Additionally, as accrued investor fees in the ETNs grow over time regardless of the performance of the Index, the magnitude of the decrease in the level of the Index required for the daily redemption value of the ETNs to drop to $0 will also reduce progressively.

The Index has experienced another sharp decline since October 29, 2015, with the Ievel of the Index decreasing approximately 24% in 48 calendar days, in addition to the persistent decline experienced during recent years. Continued weakness in the Henry Hub Natural Gas futures markets may result in a significant decline in the level of the Index in the months ahead, which in turn may result in the daily redemption value of the ETNs declining significantly and potentially to $0.

The listing rules of the Exchange provide that the ETNs may be subject to delisting from the Exchange if the aggregate market value or the principal amount of the ETNs publicly held is less than $400,000. If the ETNs are delisted from the Exchange, the secondary market for the ETNs may experience a significant drop in liquidity, and holders of the ETNs may not be able to trade or sell their ETNs easily.

Given the market conditions described above, anyone considering investing in the ETNs or continuing to hold the ETNs should consider these risks when making an investment decision and consult with their broker or financial advisor to evaluate their investment in the ETNs.

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions — in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

In addition, Barclays currently intends to accept early redemptions of ETNs from any holder that redeems at least 5,000 ETNs at one time, which represents a reduction of the minimum redemption size of 50,000 ETNs specified under the terms of the ETNs. Early redemptions of the ETNs are subject to the procedures set forth in the prospectus relating to the ETNs, and the daily redemption value paid upon an early redemption is also described in the prospectus.

Barclays previously announced the temporary suspension of further issuances of the ETNs on August 21, 2009. As described in that press release and also in the pricing supplement relating to the ETNs, the limitations on issuance and sale implemented could from time to time cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a premium or discount in relation to their indicative value.

Barclays further issued an investor guidance notices on May 18, 2012 and January 22, 2014 highlighting the persistent and material premium in the trading price of the ETNs on the exchange in relation to their intraday indicative value.

The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all investors.

Investors considering any purchase of the ETNs should be aware of the fact that the intra-day market prices of the ETNs on the exchange could be significantly higher than the intraday indicative value of the ETNs as calculated with reference to the level of the underlying index, minus an investor fee. Although Barclays has listed the ETNs on the Exchange, a secondary trading market for the ETNs may not exist at any time.  Barclays is not required to maintain any listing of the ETNs on the Exchange or any other securities exchange.

The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath® ETNs and Barclays Capital Inc. is the issuer’s agent in the distribution. Barclays Bank PLC and Barclays Capital Inc. have retained the services of BlackRock Investments, LLC, a member of FINRA, to promote the ETNs and provide certain services relating to the ETNs.

iPath ETNs: For further information about the iPath ETNs go to: http://www.iPathETN.com.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least a specified number of ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Bloomberg®”, “Bloomberg Commodity IndexSM”, “Bloomberg Commodity Index Total ReturnSM”, “Bloomberg Natural Gas Subindex Total ReturnSM” and “BCOM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Barclays Bank PLC. Any ETNs based on the Bloomberg Commodity Indices are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS”), or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly.

© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE